Mail Stop 3561

October 11, 2007

William J. Aliber
Chief Financial Officer
RHI Entertainment, Inc.
1325 Avenue of the Americas, 21st Floor
New York, New York 10019

> **Re: RHI Entertainment, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 14, 2007**
> **File No. 333-146098**

Dear Mr. Aliber:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your inclusion of pictures with this draft. Prior to printing and distribution of the preliminary prospectus, please provide us mock-ups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials. Alternatively, confirm that all pictures or graphics are already included.

2. Please reconcile throughout to specify the status of the listing of your common stock on the Nasdaq Global Market. Your cover page indicates that you "intend to apply," page 114 indicates that your stock in "in the process of being approved for listing," and page 129 indicates that you have "been approved" to list.

3. Please revise to eliminate the marketing language throughout the prospectus. For example, revise or remove the following assertions:

   - Page 1 and 75: Your "high quality" content.
   - Page 3, 4, 75 and 76: Your "reputation for quality and consistency," the "quality and breadth" of your library, the "superior quality" of your content, and the "high caliber" of your talent.
   - Page 4 and 76: The management team is "widely known and well respected" throughout the industry.

4. Please define technical or industry-specific terms when they are first used, including:

   - Page 21: Sales rate-card.
   - Page 68: Greenlighting.
   - Page 79: Copyright repurchase mechanisms.

Table of Contents, page i

5. If the source is not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance.

Prospectus Summary, page 1

6. We note that several sections of the summary are identical to the Business section beginning on page 74. However, Item 503(a) of Regulation S-K requires that the summary provide a brief overview of the key aspects of the offering, not merely repeat the text of the prospectus. Please carefully consider and identify those aspects of the business and offering that are the most significant and revise so as to highlight these points in a clear and concise manner.

RHI overview. page 1

7. Please revise to include your revenues and net income or loss for the last audited period and interim stub.

8. Please revise to clarify your economic model. For example, disclose whether the majority of production costs are collected in advance of your delivering content for all contractual sales or whether there are instances where this is not the case. Also, since receiving a "majority" of the production costs in advance could mean anywhere from 51% to 99%, please revise to provide further clarity in this regard. Finally, it appears from your disclosure on page 77 that you do not fully recoup the cost to produce new content until the end of its initial licensing term. Please clarify this here and specify the average duration of an initial licensing term.

9. Please revise to remove the implication in the fifth paragraph under RHI overview that your historical financial results are unreliable in light of your now larger library and your refined strategy or add that losing the agreement to produce original programming for Hallmark might also make your historical results unreliable.

10. Please provide a basis for your belief that your library is "one of the largest" of its kind, or revise to remove this statement throughout.

11. Please provide support for your assertion that you differentiate yourself from other filmed entertainment providers with your business model. For example, provide evidence that other providers do not also mitigate risks and maximize value by pre-selling licensing rights or developing low cost programming. In addition, tell us whether those major theatrical motion producers that complete only 10 to 20 feature films per year do so because they are somehow limited or because they choose to produce fewer films for other reasons. In this regard, consider also that production volume is not listed as a key competitive factor on page 81, which instead identifies quality, subject matter and timeliness of delivery as the most important factors.

12. Revise here to discuss the status of your Hallmark agreement. The discussion should disclose the decline in revenues and the decline in Hallmark revenues for each of the past two years.

Our reorganization, page 6

13. Please provide a cross-reference to page 84 in the first bullet on page 7, or revise the disclosure so that it is clear how many board seats KRH will have the right to designate if it holds less than 35% of the outstanding ownership interest.

Reorganization and offering transactions, page 8

14. We note under number six that you disclose upon completion of this offering, RHI Inc. will be the sole managing member of Holdings II but will hold a minority of economic interests while KRH will be a non-managing member of

Holdings II, but will hold a majority of the economic interests. Please explain to us and disclose in greater detail why KRH will hold a majority of economic interest in Holdings II when it is possible that RHI Inc. will have majority common membership units in Holdings II upon completion of this offering.

Summary Consolidated Historical and Pro Forma Financial and Operating Information, page 12

15. We note your disclosure of the non-GAAP measures EBITDA and "Adjusted EBITDA." Your disclosure states that both EBITDA and Adjusted EBITDA are presented because you consider them important supplemental measures of your performance and believe the measures are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in your industry. However, we believe that companies should never use a non-GAAP performance measure in an attempt to smooth earnings. Refer to questions 8 and 15 of the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for guidance. Also, we do not believe that your reason for presenting these measures is a substantive reason specific to you that justifies the use of these non-GAAP measures. Please revise to eliminate your disclosure of EBITDA and Adjusted EBITDA, or alternatively, revise to include a substantive reason specific to you that justifies the use of EBITDA and Adjusted EBITDA.

Our success depends on our ability to develop, produce and distribute, page 18

16. Please remove the first sentence of this risk factor and the first half of the second sentence as risks should not contain any marketing language.

Our substantial indebtedness could adversely affect our financial health, page 25

17. Please disclose here the amount of your debt which is subject to floating rates. Make corresponding disclosure on page 61.

KRH or its affiliates may have interests that differ, page 27

18. We note that this risk factor is attributed to the Holdings II LLC Agreement which effectively provides KRH, under certain circumstances, to exercise a greater degree of influence in the operation of your business and the management of your affairs, and even if KRH or its affiliates own a minority economic interest in Holdings II, they may be able to continue to exercise a greater degree of influence over Holdings II. In this regard, we believe you should revise your footnotes to the financial statements in disclose the existence of this potential control relationship with respect to KRH. Refer to the requirements of paragraph 4 of SFAS No. 57.

Unaudited Pro Forma Financial Information, page 38

19. Please revise the introductory paragraph to the pro forma financial statements to include a brief description regarding the nature and terms of the various transactions that have been reflected in the pro forma financial information. Refer to the requirements of Rule 11-02(b)(2) of Regulation S-X.

Unaudited Consolidated Pro Forma Statements of Operations, page 39

20. We note from your disclosure on page 49 of MD&A that you expect selling, general and administrative expenses to increase as you incur additional expenses of a public company. To the extent any of these expected increases can be factually supported, are directly attributable to the transaction, and are expected to have a continuing impact on the statement of operations, please revise to include a pro forma adjustment for the expense. See Rule 11-02(b)(6) of Regulation S-X.

Footnote (2)

21. Please revise your footnote (2) to describe the nature and terms of your current existing financial advisory agreement and the amount that will be eliminated upon termination of such agreement.

Footnote (3)

22. We note your disclosure that the use of proceeds to repay a portion of your second lien credit facility will result in a significant reduction in your interest expense. Please revise your footnote to explain how you determined or calculated the amount of the interest expense adjustment including the interest rate used in the calculation of the pro forma interest expense.

Unaudited Consolidated Pro Forma Balance Sheet, page 43

23. We note from your disclosure on page 34 that any prepayment of principal on the second lien credit facility made prior to April 13, 2008 will require a 2% premium on the loans repaid. In light of the fact that you will be using the proceeds from the offering to repay a portion of the senior second lien credit facility, please revise to include disclosure of this prepayment penalty and to include a pro forma adjustment for the penalty on the balance sheet.

24. We note that the historical financial statements of RHI LLC are that of a partnership, however subsequent to the offering, the reporting entity will be RHI Inc., a corporation. Please revise to include a pro forma adjustment to reclassify undistributed earnings or losses of RHI LLC to paid-in capital in the pro forma balance sheet. See Staff Accounting Bulletin Topic 4B.

Footnote (4)

25. We note your disclosure that these amounts represent the adjustments necessary to reflect the capitalization of RHI Inc. and the acquisition of an interest in RHI LLC resulting from the reorganization and offering, and the expected consolidation of RHI LLC by RHI Inc. Please revise to ensure that you discuss how each capitalization and reorganization adjustment in the pro forma balance sheet is calculated or determined.

Selected Consolidated Historical Financial and Operating Information, page 45

26. Please revise to include pro forma earnings per share data on the face of the selected financial data and include footnote disclosure as to how the amount was calculated. Your revised disclosure should include the number of shares being sold in the offering and the assumed price per share.

Management's discussion & analysis, page 48

27. Please note that MD&A should provide a narrative explanation that allows investors to see the company through the eyes of management. Please expand your MD&A to identify and discuss key performance indicators that management uses or will use to manage the business and that would be material to investors. Further, discuss whether such performance indicators have or will change as a result of your independent operating strategy. In addition, include in your disclosure the business reasons underlying changes between periods and discuss any material trends. For example, discuss your decision to pursue new distribution opportunities and your agreement with ION if these are reflective of an industry trend impacting your business. Also, we note your efforts to responds to market demand by beginning to develop and produce film content outside of your traditional genres. Please consider the MD&A guidance in SEC Release Nos. 33-8350 and 34-48960.

Results of Operations, page 54

28. Please expand your disclosure at the bottom of page 54 to discuss in greater detail what was involved in your shift to more cost effective programming consistent with your refined production strategy.

The year ended December 31, 2006 compared to the year ended December 31, 2005, page 56

29. Please revise to include a discussion at the beginning of this section that clearly indicates that the results of operations for the year ended December 31, 2005 are

of the Predecessor and are presented on a different cost basis than those of the Successor company, and therefore, are not comparable.

Quantitative & Qualitative Disclosures about Risk, page 64

30. We note that you identify foreign currency risk as a market risk to which you are and will be exposed following completion of the offering. However your disclosure with respect to this risk does not appear to meet the format guidelines in Item 305 of Regulation SK. Please revise this section to discuss your exposure to foreign currency risk using one of the three presentation alternatives outlined in Item 305 of Regulation SK

Supermajority vote for certain matters, page 69

31. We note that you intend to have a seven-member board. Please reconcile your disclosure on page 70 indicating that your board will be comprised of four directors upon the completion of the offering, with your disclosure on page 83 indicating that you intend to appoint four additional independent directions following the offering.

Business, page 74

32. Please provide us with support for the statement that your ability to license rights to content in your library provides you with "visibility into long-term library cash flow." Also, to the extent you retain this statement, please also expand your disclosure to discuss the implications of this "visibility."

Target new distribution platforms, page 77

33. Please file your agreements with Genius Products and Apple, or clarify here that you do not expect them to be material to your results.

Exploit our growing library, page 77

34. Please expand your disclosure to specify what portion of the content in your film library is continuously under license, and detail how this utilization is measured.

Registration Rights Agreement, page 109

35. We note that in connection with the completion of your offering, you will enter into a Registration Rights Agreement with KRH which effectively provides them with the unlimited right to demand that RHI Inc. use reasonable best efforts to register and effect the registration of shares under the Securities Act issued upon any exchange of its common membership interests in Holdings II for shares of

RHI Inc.'s common stock. Further, you are also required to maintain effectiveness of such registration statements until KRH has disposed of all its registrable securities. Please tell us and disclose whether any consideration is required to be transferred or payable by you to KRH if the registration statement for the resale of the shares of RHI's common stock is not declared effective or effectiveness is not maintained. Your response to us should also address how you considered the guidance in paragraph 7 of FSP EITF 00-19-2.

Also, please revise your notes to the financial statements to include the disclosures required in paragraph 12 of FSP EITF 00-19-2, as applicable.

Material U.S. federal income tax considerations, page 123

36. Please remove the disclaimer in the first sentence of the third paragraph that the discussion is "for general information only."

Legal matters, page 131

37. Please revise the first sentence to state that counsel is providing an opinion on the validity of the securities being registered.

Where you can find more information, page 131

38. Please revise to reflect the new address for the SEC public reference facility: Room 1580, 100 F Street, N.E., Washington, D.C. 20549.

Audited Financial Statements of RHI Entertainment, LLC

Consolidated Statements of Operations, page F-7

39. We note that in connection with the offering you will be a corporation subject to U.S. federal corporate income taxes. Please revise your historical statements of operations to include presentation of pro forma tax data for all periods presented.

Notes to the Financial Statements

40. We note your disclosure on page 24 that you have benefited from financial incentives and subsidies that are used to reduce production costs and which take different forms, including direct government rebates, sale and leaseback transactions or transferable tax credits. Please explain to us, and disclose in the notes to the financial statements, the nature of any financial incentives or subsidies you have accepted and how the receipt of the incentive or subsidy have been accounted for within your financial statements.

Note 2. Basis of Presentation, page F-11

41. We note from your disclosure that certain general and administrative expenses that are indirectly attributable to Hallmark Entertainment have been allocated between HEH and Hallmark Entertainment based on a pro rata allocation of salary and related expenses. Please revise to include disclosure of management's estimate of what the expenses would have been on a stand alone basis, that is, the cost that would have been incurred if the Hallmark Entertainment had operated as an unaffiliated entity. Please include this disclosure for both 2005 and 2004 to the extent the amount is materially different. See SAB Topic 1B:1, Question 2.

Note 3. Summary of Significant Accounting Policies
– (a) Revenue Recognition and Customer Concentrations, page F-12

42. We note from your disclosures in your table of customer concentrations that you have a limited number of customers generating a significant portion of revenue. For each customer that contributes over 10% of total revenue, please revise to separately disclose the total amount of revenues from each such customer. See paragraph 39 of SFAS No. 131.

- (d) Film Production Costs, page F-13

43. We note your disclosure that acquired film libraries are amortized as a single film asset using the same methodology as for capitalized film production costs, over a period not exceeding 20 years. We also note your disclosure on page 20 that your rights to approximately 36% of the titles in you film library will ultimately expire and by December 31, 2012, your intellectual property rights in approximately 8% of your existing titles will terminate. Please explain to us how you have considered these future terminations of property rights in the estimated useful life used to amortize your film libraries.

Note 4. Acquisitions, page F-17

44. We note that your purchase price allocation of the Hallmark Entertainment acquisition resulted in an allocation of $59,838 to goodwill. Please explain to us how you have considered the guidance contained in EITF 02-17 in connection with your purchase price allocation of Hallmark Entertainment. For instance, explain how you have considered the need to allocate fair value to order or production backlog. In addition, explain why it appears that you have not allocated any amounts to customer lists, relationships or contracts. If you have ascribed fair value to these contracts, describe the significant assumptions that were used in your valuation and provide the related valuation. Also, please revise to disclose the primary reasons for the acquisition, including a description of the

factors that contributed to a purchase price that results in recognition of goodwill. See paragraph 51(b) of SFAS No. 141.

45. We note your disclosure that in connection with the acquisition you paid and expensed $12.4 million related to an annuity contract purchased for the Company's founder in accordance with a newly executed employment agreement. Please tell us and revise Note 4 to disclose in greater detail the nature and terms of the annuity contract. If the terms of the contract attribute all or a portion of the expected future benefits to a period of service greater than one year, please tell us why you did not accrue the cost of those benefits over that period of the employee's service in a systematic and rational manner. See paragraph 13 of SFAS No. 106.

Note 5. Film Production Costs, Net, page F-20

46. We note your disclosure that you recorded an impairment charge of $295.2 million relating to film assets during 2005. Please tell us, and revise your disclosure in Note 5 to disclose the method and assumptions used to determine the fair value of the film assets. See paragraph 26(c) of SFAS No. 144.

Note 11. Share-based Compensation, page F-28

47. We note your disclosure that the 2,800,000 Class B Units were valued at $2.4 million as of January 12, 2006 and the amount was immediately expensed as the units were vested upon issuance. Please tell us, and revise your notes to the financial statements to disclose the method and assumptions used to determine the fair value of these Class B Units.

48. We note your disclosure that in accordance with SFAS No. 123(R), the $5.8 million grant date fair value of the 250 Value Units granted to the Company's chief executive officer will be recorded as contributed capital from Holdings' to the Company over the three year vesting period. Please explain to us, and disclose in the notes to the financial statements in future filings, the method and assumptions used to determine the grant date fair value of the Value Units.

Note 13. Predecessor Company Related Party Transactions, page F-29

49. We note your disclosure that you had contracted to acquire distribution rights for films from Medien in exchange for non-refundable guarantees. Please tell us if these distribution rights were acquired in the January 2006 purchase of Hallmark Entertainment. If so, please tell us how you have accounted for these rights in the purchase price allocation of Hallmark Entertainment.

Note 16. Commitments and Contingencies, page F-35

50. We note your disclosure that under the terms of your agreement with ION you have agreed to provide programming to ION and as consideration, ION has agreed to allow you to control and sell all but two minutes per hour of the advertising during the time periods during which the programming airs and you will share the advertising proceeds with ION. Please tell us how you have accounted for (or will account for) the revenue generated in this barter transaction. See paragraph 21 of SOP 00-2.

(b) Lease Commitments, page F-35

51. We note your disclosure that some of your leases contain escalation clauses and renewal options. Please tell us if you account for your leases on a straight-line basis in accordance with paragraph 15 of SFAS NO. 13. If not, please explain why not.

Other

52. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

53. Provide a currently dated consent from the independent public accountant in the amendment.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 with any other questions. If you need further assistance, you may contact me at (202) 551-3750.

Regards,

Max A. Webb
Assistant Director

cc: Via Facsimile (212) 751-4864
       Raymond Y. Lin, Esquire
       Latham & Watkins LLP
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